Exhibit 12.1

Enterprise Financial Services Corp
Statement Regarding Computation of Ratios of Earnings to Fixed Charges and Preferred Stock Dividend Requirement (unaudited)

	Three Months Ended March 31,	Years ended December 31,
($ in thousands)	2017	2016	2015	2014	2013	2012
Earnings (1):
Income before income tax expense	$17,498	$74,839	$58,401	$41,044	$50,080	$42,830
Add: Fixed charges from below	5,098	13,729	12,369	14,386	18,137	28,002
Earnings including interest expense on deposits (a)	$22,596	$88,568	$70,770	$55,430	$68,217	$70,832

Less: interest expense on deposits	(3,465)	(10,841)	(10,412)	(10,487)	(11,142)	(15,406)
Earnings excluding interest expense on deposits (b)	$19,131	$77,727	$60,358	$44,943	$57,075	$55,426

Fixed charges (1):
Interest on deposits	$3,465	$10,841	$10,412	$10,487	$11,142	$15,406
Interest on borrowings	1,633	2,888	1,957	3,899	6,995	7,761
TARP preferred stock dividends (pre-tax)	—	—	—	—	—	4,835
Fixed charges including interest on deposits (c)	$5,098	$13,729	$12,369	$14,386	$18,137	$28,002

Less: interest expense on deposits	(3,465)	(10,841)	(10,412)	(10,487)	(11,142)	(15,406)
Fixed charges excluding interest expense on deposits (d)	$1,633	$2,888	$1,957	$3,899	$6,995	$12,596

Ratio of earnings to combined fixed charges
Excluding interest on deposits (b/d) (2)	11.72x	26.91x	30.85x	11.53x	8.16x	4.40x
Including interest on deposits (a/c)	4.43x	6.45x	5.72x	3.85x	3.76x	2.53x

Ratio of earnings to combined fixed charges and preferred dividends:
Excluding interest on deposits (b/d) (2)	11.72x	26.91x	30.85x	11.53x	8.16x	6.52x
Including interest on deposits (a/c)	4.43x	6.45x	5.72x	3.85x	3.76x	2.85x

(1) As defined in Item 503(d) of Regulation S-K.

(2) The ratio of earnings to fixed charges and preferred dividends, excluding interest on deposits, is being provided as an additional measure to provide comparability to the ratios disclosed by all other issuers of debt securities.